September 26, 2024

Wenqiu Liao
President and CEO
GSG Group Inc.
Flat 8-9, 5/F, Wing On Plaza, 62 Mody Road,
Tsim Sha Tsui, KLN,
Hong Kong

       Re: GSG Group Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           File No. 333-209903
Dear Wenqiu Liao:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program